Exhibit 8.1

Subsidiaries of BioProgress PLC

Company	State/Country of Incorporation
BioProgress Technology Limited	England and Wales
BioProgress Technology International, Inc.	Nevada
BioProgress Technology Inc.	Georgia
BioTec Films LLC	Florida